Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: April 12, 2021

In connection with the proposed business combination between REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp, below is a copy of the presentation materials that will be used by REE in a presentation to certain existing and potential stockholders on April 12, 2021.

THE CORNERSTONE OF NEXT GENERATION MOBILITY Analyst Day April 12 th , 2021

Disclaimer 2 This presentation (the "presentation") is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between REE Automotive Ltd. ("REE") and 10X Capital Venture Acquisition Corp ("10X") and related transactions (the "Transaction") and for no other purpose. No Representations and Warranties This presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate the Transaction. This presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by 10X or REE or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction between 10X and REE and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. 10X and REE disclaim any duty to update the information contained in this presentation. Viewers of this presentation should each make their own evaluation of REE, 10X and the Transaction and of the adequacy of the information contained herein and should make such other investigations as they deem necessary. Forward - Looking Statements This presentation includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1996. 10X’s and REE’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward - looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions are intended to identify such forward - looking statements. These forward - looking statements include, without limitation, 10X’s and REE’s expectations with respect to future performance and anticipated financial impacts of the Transaction, the satisfaction of closing conditions to the Transaction and the timing of the completion of the Transaction. These forward - looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside 10X’s and REE’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to risks related to REE’s projected financial information, including the extent to which projections of revenues and unit sales will reflect actual results in the future, the extent to which REE can actualize the value proposition of the REE products including, but not limited to, cost efficiencies related to its business model with limited capital expenditure requirements and projected total cost of ownership, and the availability of mission - specific vehicles that maximize cabin and storage space on a smaller overall footprint, and other factors described in and related to the risk factor “REE’s projected financial information relies in large part upon internally developed assumptions and analyses, that if proven incorrect could result in significantly lower actual results”, which is included in the registration statement on Form F - 4 filed by REE with the SEC; the outcome of any legal proceedings that may be instituted against 10X or REE following the announcement of the Transaction; the inability to complete the Transaction, including due to the inability to concurrently close the business combination or due to failure to obtain approval of the stockholders of 10X; delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regular reviews required to complete the Transaction; the risk that the Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction; the inability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its key employees; costs related to the Transaction; changes in the applicable laws or regulations; the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; the impact of the global COVID - 19 pandemic; and other risks and uncertainties indicated from time to time described in 10X's registration on Form S - 1, the proxy statement and registration statement relating to the Transaction, including those under “Risk Factors” therein, and in 10X and REE’s other filings with the SEC. 10X and REE caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward - looking statements, including projections, which speak only as of the date made. Neither 10X nor REE undertakes or accepts any obligation to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Disclaimer (Cont’d) 3 . Industry and Market Data In this presentation, 10X and REE rely on and refer to publicly available information and statistics regarding market participants in the sectors in which REE competes and other industry data. Any comparison of REE to the industry or to any of its competitors is based on this publicly available information and statistics and such comparisons assume the reliability of the information available to REE. REE obtained this information and statistics from third - party sources, including reports by market research firms and company filings. While REE believes such third - party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. Neither REE nor 10X has independently verified the information provided by the third - party sources. Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but 10X and REE will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Additional Information In connection with the proposed transaction, REE has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F - 4 that includes a proxy statement of 10X in connection with 10X’s solicitation of proxies for the vote by 10X’s shareholders with respect to the Transaction and other matters as may be described in the registration statement. REE and 10X also plan to file other documents with the SEC regarding the Transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F - 4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X’s website https:// www.10xspac.com/. Participants in the Solicitations REE, 10X and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X’s shareholders in connection with the proposed transaction. You can find more information about 10X’s directors and executive officers in 10X’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Disclaimer (Cont’d) 4 . Financial Information The financial information contained in this presentation has been taken from or prepared based on the historical financial statements of REE for the periods presented. An audit of these financial statements is in process. Accordingly, such financial information and data may not be included in, may be adjusted in or may be presented differently in any proxy statement to be filed with the SEC by 10X in connection with the Transaction. Use of Projections This presentation also contains certain financial forecasts. Neither 10X’s nor REE’s independent auditors have studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above - mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of 10X’s or REE’s control. Additionally, the projections are based on current platform designs and if new platform designs are developed and/or implemented there is no assurance that the projections presented herein will be applicable. Accordingly, there can be no assurance that the prospective results are indicative of future performance of the combined company after the Transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Use of Non - GAAP Financial Measures This presentation includes non - GAAP financial measures, such as Adjusted EBITDA, revenues, Capex and Free Cash Flow. Adjusted EBITDA is defined as net earnings (loss) before interest expense, income tax expense (benefit), depreciation and amortization. Free Cash Flow is defined as cash flow from operations minus capital expenditures.10X and REE believe that these non - GAAP measures are useful to investors for two principal reasons: 1) these measures may assist investors in comparing performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance; and 2) these measures are used by REE’s management and board of directors to assess its performance and may (subject to the limitations described below) enable investors to compare the performance of REE and the combined company to its competition. 10X and REE believe that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non - GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. A reconciliation of the forward looking non - GAAP financial measures in this presentation to the most directly comparable GAAP financial measures is not included, because, without unreasonable effort, REE is unable to predict with reasonable certainty the amount or timing of non - GAAP adjustments that are used to calculate these forward - looking non - GAAP financial measures. The non - GAAP financial measures included in this presentation may not be comparable to similarly - titled measures presented by other companies.

Today’s Presenters 5 Daniel Barel Co - Founder & CEO REE Ahishay Sardes Co - Founder & CTO REE Hai Aviv C FO REE Hans Thomas CEO & Chairman 10X Capital

7 Investment Thesis The Cornerstone of Next Generation Electric Mobility Tailwinds - Trillion dollar 1 global market undergoing rapid transformation - Regulatory environment; maturing technology; consumer behavior Team - Entrepreneurial & industry experienced Technology: The Corner - Elegant, disruptive – with 60+ patents - Differentiated offering – superior platform TAM: Largest 2 in Peer Group - Best approach: Horizontal B2B business model - Build platforms in multiple sizes, for multiple applications, faster and at lower cost - Completes other EV makers and suppliers, doesn’t compete Traction / Go - to - Market Momentum - Starting in highly profitable market segment - Blue - Chip strategic partners, customers, investors - Scalable, capex - light model Highly Differentiated from other EV Offerings - REE’s tech & business model are agnostic to who or what wins, as market develops - Battery vs. Fuel Cell - Autonomous vs. Human Driven - Startups vs. Incumbents (RE: OEMs, Manufacturers or component suppliers) - Real, essential Tech. Real, diverse Market Validation. Real Competitive Moat. Option 1 R E E / 1 0 X : W I P (1) Based on REE’s projected average selling price and Frost & Sullivan Forecast (2) See slide : Unique Technology & Go - To - Market Strategy Relative to New Mobility Players

7 REE’s Vision We strive to be the cornerstone on top of which mobility players can build their dreams of future services, unbound by legacy thinking, as we carry the next generation of electric and autonomous vehicles on a truly modular and scalable platform

8 Part 1: REE 101

9 Modularity Complete Freedom of Design Product Technology Maximum Function & Operational Efficiencies Execution Speed to Market While Mitigating Risks Future - proof – Agnostic to vehicle dimensions, payload, power source and driver. Upgradeable functionality over time. Design for Serviceability – Quick corner swap capabilities enable low MTTR and minimal spare part inventories due to maximum common components Industry's flattestplatform enables much more room for passengers, cargo and batteries (longer ranges for fewer routes) Horizontal player for maximum speed to market, for minimum investment, and with superior variable cost structures Extensive network of global partners – including leading automotive suppliers, for reduced risk associated with new technology Single Wheel XBW technology – Proprietary technology meshing e - motors, steering, braking, suspension and control components into one complete system controlled by a network of ECUs Low TCO 1 – Highest volumetric efficiency, lower maintenance costs, robust designs, and longer lifecycles via upgradeable corners and bodies Customized body design, performance, ADAS level, functionality and service layers for mission - specific applications CapEx - light integration strategy – minimal capital investments, simplified processes, multiple global locations for optimal global footprint (1) Assumes 36,500 km in operation per year for a 10 years period Total Cost of Ownership includes purchase price + energy cost + infrastructure cost + maintenance cost less residual value. Competitor data based on publicly available information and statistics regarding market participants in the sectors in which REE competes and analyzed by REE internal research team. Diesel vehicle compliant with Euro 6 standards R E E ’ s V a l u e P r opo s i ti on – B e y ond E Vs

REEcorner TM The Cornerstone of Next Generation Electric Mobility Modularity - Modular vehicle architecture (supports a wide variety of size, weight and bodies) - Power source agnostic (BEV or FCEV) - In house development of single wheel X - by - wire technology (SBW, BBW, DBW) - Low center of gravity, smaller footprint and more space 1 Serviceability - Superior total cost of ownership (TCO) 2 - Minimal downtime with quick REEcorner TM replacements - Upgradeable via OTA (over the air) Smart Corners - Advanced data collection and analytics - Preventative maintenance AI - Autonomous - ready - Fail operational, full redundancy without a single point of failure Meets Zero - Emission Regulations 10 (1) Based on current REE design and REE internal research team (2) See slide: Superior Total Cost of Ownership

Only fully horizontal player 2 • The largest addressable market • Unified and complete full system solution • Can collaborate with a variety of market players R EE ' s C o r n e r s tone S o l ut i o n 1 Horizontal Player for Maximum Addressable Market 11 (1) Based on publicly available information, based on US classifications (2) See slide : Unique Technology & Go - To - Market Strategy Relative to New Mobility Players

12 Go - to - Market Strategy Tier 1 e P o w er t r ain Steering Braking Suspension Tier 2 Battery & BMS Power Electronics Chassis Silicon Chips Addi t ional L a y e r s Autonomy DaaS M ai nt e n a n c e Aftersales Brand Owners 1 – Logistics – Fleets – Tech Companies – Commercial Operators – MaaS – OEMs REE’s collaborations with leading contract manufacturers will allow it to: – Build full MEVs ‘Powered by REE’ – Jointly Go - to - Market – Utilize current relationships and sales channels Powered by REE $$$ $$ Contract M an u f a c t u r ers (1) TAM / Target Brand Owners

13 • Step 1: Align with Key Strategic Partners from Largest TAM Target strategic EV market players starting with commercial and MaaS applications • Step 2: Develop a Global and Diverse Customer Base Conduct due diligence and market potential analyses with the most strategic and progressive potential customers and partners • Step 3: Secure Market Opportunities and Increase Market Penetration Secure MOUs that memorialize strategic plans and opportunities as well as establish business foundations • Step 4: Capitalize on Market Opportunities Commit to strategic agreements based on MOU strategic goals as well as advance market intelligence gained from BD phases • Step 5: Increase Production Capacity and Execution Capabilities Identify and establish strategic locations for point - of - sale Integration Centers • Step 6: Deliver on Time, At Scale, Globally and Across Segments Advance to the production phase supported by supply agreements/purchase orders from distinct programs and revenue streams • Step 7: Secondary Revenue Streams Implement robust service program and revenue stream by providing maintenance, data services and aftermarket upgrades Business Strategy Path to Market Leadership

REE's Cornerstone Solution To Power Mission Specific Applications 1 27 183 MD Truck 220 1,634 E - L C V 61 1,700 AD Last Mile 47 8,403 E - Shuttle, Robo Taxi, MaaS 2021 2030 2 , 739 22,822 Passenger *Units in Thousands Logistics & Cargo Applications Mobility - as - a - Service Applications 14 $700 Bn+ 2 Total Market O pp o r t u n i t y (1) Based on Frost & Sullivan Forecast These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. (2) Based on REE’s average selling price and Frost & Sullivan Forecast

2 1 1 1 1 1 Class 2 & 7 $430 Bn Class 2 & 3 NA C la s s 1 3 $51 B n C la s s 7 - 8 $700 B n C la s s 8 $94 B n C la s s 2 3 $65 B n 1 20,000 ($1.2 Bn) 116,000 (NA) (NA) 14,600 ( $10 . 2 B n ) 1,500 (~$0.3 Bn) 100,000 ( ~$5 B n ) US, UK, Germany, Russia, Netherlands US US US, EU US, Canada US # of Platforms 3 Address a b le Market Class 1 - 6 $700 Bn 4 Pipeline 260,000 2 ($5.1 Bn) by 2026 Global Footprint Israel, US, UK, Germany, Japan Go - To - Market Partners Production Partners Unique Technology & Go - To - Market Strategy Relative to New Mobility Players #1 in all 6 categories 15 Source: Pitchbook, S&P Global Market Intelligence, Investor Presentations, Company Filings and Company Website. (1) Includes option to order additional 10,000 units. (2) Potential opportunities based on current agreements and advance pipeline, see slide: Strong and Diverse Customer Pipeline. (3) Primary market TAM. Canoo data from S - 1 filing in January 2021 and Lordstown data from investor presentation in January 2021. (4) Based on REE’s average selling price and Frost & Sullivan Forecast 2030E TAM.

REE will be the cornerstone for future electric vehicles Scalable and modular corner technology for broad range of EV and AD vehicles - Massive and rapidly growing TAM - 3.1M units today, projected to grow to 13.1M in 2025 and 34.7M in 20301 Unique horizontal approach and rapid platform development cycle - Developing 3 functional platform classes for multi - segment coverage - Power agnostic (BEV & FCEV) Collaborative go to market strategy de - risks path to commercialization - Announced collaborations on GTM with Magna, Hino, Mitsubishi Corporation - Validates demand across multiple markets Groundbreaking and proprietary technology (REEcorner TM ) - 60+ patents across design, component engineering & software Strong global automotive Tier 1 network de - risks execution path - Capex light and flexible manufacturing approach - Start of Production (SOP) 2023 CY2 16 Industry Disruptor Positioned for Long - Term and Sustainable Growth (1) (2) (3) Based on F&S forecast, total global EV market. These projections are for illustrative purposes only and actual outcomes may differ materially. See slide Strong and Diverse Customer Pipeline See slide : REE’s Strategic Integration Center Plan

Magna Strategic Partnership MEV Program : • Develop and manufacture new Modular EVs ‘Powered by REE’ where Magna completes the vehicle body and homologates • Establish Go - to - Market teams to identify world - leading tech & MaaS company opportunities MaaS Program : • Explore global MaaS business model opportunities for Light Commercial Vehicles O t h e r • Cooperation and supply agreement with MaaS provider • MOU with OEM • Strategic development agreement with leading autonomous vehicles company in passenger and goods transportation • 5 new and improved REEcornerTM architecture designs to support the broadest range of commercial EVs • Advanced testing of B sample REEplatform TM for several programs • 44 % growth in global headcount with majority in tech and engineering Key Achievements Since Announcement Day On - Track for 2023 SOP 1 17 Engineering Center New UK Center of Excellence • Accelerate engineering design, validation, verification and testing, as well as product homologation • Support REE’s Capex - light global manufacturing strategy of multiple integration centers C o mme r c i al P r od u c t i on T e chno l o g y (1) Timing and locations represent management expectation and are subject to change

18 Part 2: Tech Overview

Smart REEcorner TM – Unique Design with a Focus on Performance and Safety ZĐŽƌŶĞƌ dD բ  ůů  ĐŽŵƉŽŶĞŶƚƐ  ŚŽƵƐĞĚ  ŝŶ  ƚŚĞ ǁŚĞĞů  ĂƌĐŚ͖  ƉƌĞ Ͳ ĐĞƌƚŝĨŝĞĚ  ĨŽƌ  ƐĂĨĞƚǇ բ  KŶ Ͳ ďŽĂƌĚĞ Ͳ ŵŽƚŽƌ ĨŝǆĞĚ ƚŽĐŚĂƐƐŝƐĂůůŽǁƐ ƌŽƚĂƚŝŽŶĂƚ ŚŝŐŚƐƉĞĞĚƐ͕ůĞĂĚŝŶŐ ƚŽďĞƚƚĞƌ ĚƌŝǀŝŶŐ ĞĨĨŝĐŝĞŶĐŝĞƐ  ĂŶĚ  ƐĂĨĞƚǇ  ;ƉƌŽƚĞĐƚĞĚ  ŚŝŐŚ  ǀŽůƚĂŐĞ  ůŝŶĞƐŝŶ  ƚŚĞ  ĐŚĂƐƐŝƐͿ բ  DŽƚŽƌƐ  ĂƌĞ  ƉŽƐŝƚŝŽŶĞĚ  ŝŶďŽĂƌĚ  ĂƐ  ĨƵůůǇ  ƐƉƌƵŶŐ  ŵĂƐƐĞƐ͕  ƵŶůŝŬĞ  ŝŶ Ͳ ǁŚĞĞůͬŚƵď  ŵŽƚŽƌƐ Single Wheel X - by - Wire Technology բ  &Ƶůů  ^tͬtͬt բ  /ŵƉƌŽǀĞĚ  ǀĞŚŝĐůĞ  ĚǇŶĂŵŝĐƐ  ĨƌŽŵŝŶĚĞƉĞŶĚĞŶƚ  ǁŚĞĞů  ĐŽŶƚƌŽů  ;ƐƚĞĞƌŝŶŐ͕  ďƌĂŬŝŶŐ͕  ƚŽƌƋƵĞͿ բ  WĞƌĨĞĐƚ  ĐŬĞƌŵĂŶŶ  ŐĞŽŵĞƚƌǇ  ĂĚũƵƐƚƐ  ĨŽƌ  ĚŝĨĨĞƌĞŶƚ  ƐƉĞĞĚƐ͕  ǀĞŚŝĐůĞƐůŝƉ ĂŶŐůĞƐ  ĂŶĚ  ǀĂƌŝŽƵƐ  ĐŽŶĚŝƚŝŽŶƐ բ  DĂŝŶƚĂŝŶƐ  ĂĚũƵƐƚĂďŝůŝƚǇ  ŽĨ  <W/  ĂŶŐůĞƐ  ;ĐĂŵďĞƌ͕  ĐĂƐƚĞƌ͕  ƐĐƌƵď  ƌĂĚŝƵƐ͕  ŬŝŶŐƉŝŶ  ĂŶŐůĞ͕  ĞƚĐ͘Ϳ բ  &ƵůůǇ  ZĞĚƵŶĚĂŶƚ  ^ǇƐƚĞŵƐ ǁŝƚŚ  ĚĂƚĂ  ŐĂƚŚĞƌŝŶŐ  ĐĂƉĂďŝůŝƚŝĞƐ բ  ZŽďƵƐƚ  ĞŶĐƌǇƉƚĞĚ  ĐŽŵŵƵŶŝĐĂƚŝŽŶƐ բ   ƌĞĂĚǇ 19 Gea r S ub - F ra m e Da m pe r & spring e - Mo t or KŶ Ͳ ďŽĂƌĚ  ďƌĂŬŝŶŐ  ƐǇƐƚĞŵ T orqu e t rans f e r

ŽŶĞ  ƌĐŚŝƚĞĐƚƵƌĞ  Θ  ŶŚĂŶĐĞĚ  ^W բ  ZĐĞŶƚĞƌ  h  ŝƐƚŚĞ  ƉƌŝŵĂƌǇ  ͞ ďƌĂŝŶ ͟  ŽĨ  ƚŚĞ ƉůĂƚĨŽƌŵ͕  ĐŽŶƚƌŽůůŝŶŐ  Ăůů  ĐŽƌŶĞƌ  ůĞǀĞů  ĨƵŶĐƚŝŽŶƐ բ  ZĐŽƌŶĞƌ dD hƐ ŝŶĚŝǀŝĚƵĂůůǇ ĐŽŶƚƌŽů Ăůů ďƌĂŬŝŶŐ͕ƐƚĞĞƌŝŶŐ͕ Θ ƚƌĂĐƚŝŽŶĐŽŵƉŽŶĞŶƚƐ ĨŽƌ ĞƐƚ Ͳ ŝŶ Ͳ ůĂƐƐ ^W͕  ůŽŐŐŝŶŐ  Ăůů  ƐĞŶƐŽƌ  ĚĂƚĂ  ĨŽƌ  ŽĨĨůŝŶĞ  Žƌ  ĐůŽƵĚ Ͳ ďĂƐĞĚ  ĂŶĂůǇƐŝƐ ƵƚŽŶŽŵŽƵƐ  ZĞĂĚǇ բ  ^ŝŶŐůĞ  ǁŚĞĞů  yt  ;ƌŝǀĞͬ^ƚĞĞƌͬƌĂŬĞͿ  ƌĐŚŝƚĞĐƚƵƌĞ բ  ^ƚĂƚĞ Ͳ ŽĨ Ͳ ƚŚĞ Ͳ Ăƌƚ  ƐĂĨĞƚǇ  ƌĞĚƵŶĚĂŶĐŝĞƐ  ŝŶ  ĐĂƐĞ  ŽĨ  ĨĂŝůƵƌĞ ĂƚĂ  >ŽŐŐŝŶŐ բ  ůů ĚĂƚĂ  ĐŽůůĞĐƚĞĚ  ƵƐĞƐ  Ă  ƐĞƉĂƌĂƚĞ  ƉƌŽƚĞĐƚĞĚ  E բ  DĂůǁĂƌĞ ĂƚƚĂĐŬƐ  ďůŽĐŬĞĚ  ǀŝĂ  ƉƌŽƉƌŝĞƚĂƌǇ  ƉƌŽƚŽĐŽůƐ /^K ϮϲϮϲϮ  ^/>    WƌĞ Ͳ ĞƌƚŝĨŝĞĚ բ  /^K ͛ Ɛ  ϮϲϮϲϮ  s Ͳ ŵŽĚĞů  ĐŽŵƉůŝĂŶƚĨƌŽŵ  ĚĞƐŝŐŶ  ƚŽ  ǀĂůŝĚĂƚŝŽŶ բ  dms  ^/>    ĐĞƌƚŝĨŝĐĂƚŝŽŶ  ŝŶ  ƉƌŽĐĞƐƐ WƌĞǀĞŶƚĂƚŝǀĞ  DĂŝŶƚĞŶĂŶĐĞ  /  Θ  Kd  hƉĚĂƚĞƐ բ  /ĚĞŶƚŝĨŝĐĂƚŝŽŶ  ŽĨ  ŵĂůĨƵŶĐƚŝŽŶƐ  ďĞĨŽƌĞ  ƚŚĞǇ  ŽĐĐƵƌ  Θ  ŝŶƐƚĂŶƚ  ĨĂŝůƵƌĞ  ƌĞƉŽƌƚŝŶŐ բ  ^ĞĐƵƌĞĚ͕  ŚĂƐŚ  ŬĞǇ  ƉƌŽƚĞĐƚĞĚ͕  ŽǀĞƌ  ƚŚĞ  Ăŝƌ  ƵƉĚĂƚĞƐ բ  ZĞĚƵĐĞĚ  ŵĂŝŶƚĞŶĂŶĐĞ  ĐŽƐƚƐ  ʹ ƉĞƌĨŽƌŵŝŶŐ  ŵĂŝŶƚĞŶĂŶĐĞ  ŽŶůǇ  ǁŚĞŶ  ŶĞĞĚĞĚ 21 Smart REEcorner TM – Unique Design with a Focus on Performance and Safety C o n t r o l Error + Status W Ž ǁ Ğ ƌ

15 6 10.7 11 13.8 ĂƌŐŽ  sŽůƵŵĞ  ;ŵ ϯ Ϳ Best - In - Class Specifications Across e - LCV Classes 1 22 REEcorner TM & Control technology enables the most functional vehicles across key segments. 2.68 1.17 1.79 1.81 Ϯ͘ϰ Cargo Volume / Length (m3/m) Class 2 Vehicles More Cargo Volume & Cargo Volume per meter length – carries more, less routes (1) Based on publicly available information and statistics regarding market participants in the sectors in which REE competes. REE information based on current Class 2 and Mid and Short haul design (2) Compare to Mercedes eSprinter 2 , 500 >ĞŶŐƚŚ Cargo Volume Sprinter 144’’ 5,925mm 10.5m 3 M e r ce d es eS pr i nt er 6,088mm 11.0m 3 Short haul powered by REE 5,600mm 15.0m 3 ϴ й ^ŚŽƌƚĞƌ Ϯ 36% more space 2 2,040 5,600

Best - In - Class Specifications Across e - LCV Classes 1 23 5 .8 ϭϮ ͘ ϵ 13 . 6 15 . 7 12 . 9 Turning Radius (m) 40 55 . 7 61 . 5 ϳϮ ͘ ϵ 45 Step in Height (cm) 80 41 36 35 67 DĂǆ  ĂƚƚĞƌǇ  ĂƉĂĐŝƚǇ  ;ŬtŚͿ Max Battery Capacity – longer distance capabilities for more transactions / route Low Step Height – better ergonomics for driver, more cargo volume for a given vehicle height Minimal Turning Radius – better maneuverability & drivability in urban areas (1) Based on publicly available information and statistics regarding market participants in the sectors in which REE competes. REE information based on current class 2 design. ůĂƐƐ  Ϯ  sĞŚŝĐůĞƐ

Extensive IP Portfolio Across Design, Component Engineering & Software ~60 Patents 1 24 Z ďŽĂƌĚ  բ  &ůĂƚ  ĐŚĂƐƐŝƐ բ  ŽŶƚƌŽů  ƐǇƐƚĞŵƐ  ĂŶĚ  ĞůĞĐƚƌŝĨŝĐĂƚŝŽŶ REE corne r TM բ  ,ŝŐŚ  ƉĞƌĨŽƌŵĂŶĐĞ  ĐŽŵƉĂĐƚ  ƐƵƐƉĞŶƐŝŽŶ բ  ǆƚĞŶĚĞĚ  ƐƚĞĞƌŝŶŐ  ƉĞƌ  ǀŽůƵŵĞ բ  /Ŷ Ͳ ĐŽƌŶĞƌďƌĂŬĞ  ƐǇƐƚĞŵ բ  /ŶƚĞŐƌĂƚĞĚ  ƉŽǁĞƌƚƌĂŝŶ բ  /ŶƚĞƌĨĂĐĞƐ  ƚŽ  ĞǆƚĞƌŶĂů  Θ  ƌĞŵŽƚĞ  ƐǇƐƚĞŵƐ բ  ^ŵĂƌƚ  ^ĞƌǀŝĐĞ  Θ  DĂŝŶƚĞŶĂŶĐĞ  /  ǁŝƚŚ  Kd  ƵƉĚĂƚĞƐ բ  ^ŵĂƌƚ  ĐŽƌŶĞƌƐ բ  ĨĨŝĐŝĞŶƚ  ŽĨĨ Ͳ ǀĞŚŝĐůĞ  ƐĞƌǀŝĐŝŶŐ REE board + REE corne r TM բ  ZĞĚƵŶĚĂŶĐǇ  ĂŶĚ  ƐĂĨĞƚǇ բ  DŽĚƵůĂƌŝƚǇ բ  KƉĞƌĂƚŝŽŶĂů  ^ǇŶĞƌŐǇ  ďĞƚǁĞĞŶ  ZĐŽƌŶĞƌƐ dD բ  ŶĞƌŐǇĞĨĨŝĐŝĞŶĐǇ  Θ  ƉĞƌĨŽƌŵĂŶĐĞ բ  &ĂƐƚ ƌĞƉůĂĐĞŵĞŶƚ  ĂŶĚ  ĂĐƚŝǀĂƚŝŽŶ (1) Pending and granted patents

Technology Comparison Ϯϱ REE vs. Conventional EV Platforms REEcorner TM EV Platforms ; ϭ Ϳ ƐƐƵŵĞƐ  ϯϲ͕ϱϬϬ  Ŭŵ  ŝŶ  ŽƉĞƌĂƚŝŽŶ  ƉĞƌ  ǇĞĂƌ  ĨŽƌ  Ă  ϭϬ ǇĞĂƌƐ  ƉĞƌŝŽĚ  dŽƚĂů  ŽƐƚ ŽĨ  KǁŶĞƌƐŚŝƉ  ŝŶĐůƵĚĞƐ  ƉƵƌĐŚĂƐĞ  ƉƌŝĐĞ  н  ĞŶĞƌŐǇ  ĐŽƐƚ  н  ŝŶĨƌĂƐƚƌƵĐƚƵƌĞ  ĐŽƐƚ н  ŵĂŝŶƚĞŶĂŶĐĞ  ĐŽƐƚ  ůĞƐƐ  ƌĞƐŝĚƵĂů  ǀĂůƵĞ͘  ŽŵƉĞƚŝƚŽƌ  ĚĂƚĂ  ďĂƐĞĚ  ŽŶ ƉƵďůŝĐůǇ  ĂǀĂŝůĂďůĞ  ŝŶĨŽƌŵĂƚŝŽŶ  ĂŶĚ  ƐƚĂƚŝƐƚŝĐƐ  ƌĞŐĂƌĚŝŶŐ  ŵĂƌŬĞƚ  ƉĂƌƚŝĐŝƉĂŶƚƐ  ŝŶ  ƚŚĞ  ƐĞĐƚŽƌƐ  ŝŶ  ǁŚŝĐŚ  Z  ĐŽŵƉĞƚĞƐ  ĂŶĚĂŶĂůǇǌĞĚ  ďǇ  ZŝŶƚĞƌŶĂů  ƌĞƐĞĂƌĐŚ  ƚĞĂŵ͘  ŝĞƐĞů  ǀĞŚŝĐůĞ  ĐŽŵƉůŝĂŶƚ  ǁŝƚŚƵƌŽ  ϲ  ƐƚĂŶĚĂƌĚƐ Conventional EV Platforms DŽĚƵůĂƌŝƚǇ ŐŶŽƐƚŝĐ  ƚŽ  ǀĞŚŝĐůĞ  ƉĂƌĂŵĞƚĞƌƐ  ƐƵĐŚ  ĂƐ  ƐŝǌĞ͕ ƐŚĂƉĞ  ĂŶĚ  ǁĞŝŐŚƚ ^ĞƌǀŝĐĞĂďŝůŝƚǇ ^ƵƉĞƌŝŽƌ  dK ϭ  ĞŶĂďůĞĚ  ďǇ  ZĐŽƌŶĞƌ dD  ƵŶĚĞƌ  ĂŶ  ŚŽƵƌ  ŽƌŶĞƌ  ƚŽ  ŽƌŶĞƌ  ƌĞƉůĂĐĞŵĞŶƚƐ DŽƚŽƌWůĂĐĞŵĞŶƚ WŽƐŝƚŝŽŶĞĚ  ŝŶďŽĂƌĚ  ĂƐ  Ă  ĨƵůůǇ  ƐƉƌƵŶŐ  ŵĂƐƐ  ;ƵŶůŝŬĞ  ,Ƶď DŽƚŽƌƐ  ǁŚŝĐŚ  ŝŶĐƌĞĂƐĞ  ƵŶƐƉƌƵŶŐ  ŵĂƐƐͿ ^ƚĞĞƌŝŶŐ  dĞĐŚŶŽůŽŐǇ WƌŽƉƌŝĞƚĂƌǇ  ^ŝŶŐůĞ  tŚĞĞů  ^ƚĞĞƌ Ͳ ďǇ Ͳ tŝƌĞ  ƐǇƐƚĞŵƐ  ĚĞƐŝŐŶĞĚ  ǁŝƚŚ  ĂǀĂŝůĂďůĞ  ůů  tŚĞĞů  ^ƚĞĞƌ  ;t^Ϳ Braking Technology Proprietary Single Wheel Brake - by - Wire system designed to enable better response time (TTL), full redundancies and higher performance Power Source Agnostic to power source (battery or fuel cell) Autonomous Drive REE technology designed to manage all vehicle dynamics functions, allowing for smoother and safer autonomous driving and faster time to market Z ͛ Ɛ  ĂĚǀĂŶƚĂŐĞƐ

26 WĂƌƚ  ϯ ͗  ǆĞĐƵƚŝŽŶ  KǀĞƌǀŝĞǁ

REE Offers a Unique Value Proposition to OEMs Integration of REEcorner TM modules into OEM flat EV platforms enables fast and efficient entry to EV markets Ϯϳ /ŶƚĞŐƌĂƚĞĚ ƉŽǁĞƌƚƌĂŝŶĐŽŵƉŽŶĞŶƚƐ Θ  ĐŽŶƚƌŽů  ƐǇƐƚĞŵƐ͕  ƉƌĞ Ͳ ĐĞƌƚŝĨŝĞĚ  ĨŽƌƐĂĨĞƚǇ Superior Design for Manufacturing & Serviceability for reduced vehicle assembly and aftersales costs Minimized in - house development for resource and CapEx savings ^ĞĂŵůĞƐƐ ŝŶƚĞŐƌĂƚŝŽŶ ŽĨ KD  ƚĞĐŚŶŽůŽŐǇ  ĂŶĚ  ƐƵƉƉůǇ  ĐŚĂŝŶ  ;ŝĞ͘  ďĂƚƚĞƌǇ͕  ďŽĚǇ͕ ĞƚĐ͘Ϳ Cost Efficiencies ^ŚŽƌƚ  dŝŵĞ  ƚŽ  DĂƌŬĞƚ Incremental Revenue ŽŵƉůĞŵĞŶƚƐKDƚƌĂŶƐŝƚŝŽŶƐƚŽƐŽĨƚǁĂƌĞ  ĂŶĚ ƐĞƌǀŝĐĞŵŽŶĞƚŝǌĂƚŝŽŶ͕ƐƵƉƉŽƌƚŝŶŐ  ŝŶĐƌĞŵĞŶƚĂůĂƉƉůŝĐĂƚŝŽŶ ůĂǇĞƌƐ ǁŝƚŚ Z ͛ Ɛ  ŶĞƚǁŽƌŬ  ŽĨ  ƉĂƌƚŶĞƌ  ĞǆƉĞƌƚƐ ^ŚŽƌƚ  ĚĞƐŝŐŶ͕  ĚĞǀĞůŽƉŵĞŶƚ  ĂŶĚ  ĂƐƐĞŵďůǇ  ĐǇĐůĞ  ĞŶĂďůĞƐ  ĂŐŝůĞ  ƌĞĂĐƚŝŽŶƐ  ƚŽ  ĞǀŽůǀŝŶŐ  ďƵƐŝŶĞƐƐŵŽĚĞůƐ͕ ŵĂƌŬĞƚ ŽƉƉŽƌƚƵŶŝƚŝĞƐ͕  ƌĞŐƵůĂƚŝŽŶƐ  ĂŶĚ  ĐŽŵƉĞƚŝƚŝǀĞ ĂĐƚŝŽŶƐ Adoption of REE technology can facilitate ADAS Technology implementation through to Level 5 Scalable and modular platform technology for maximum market coverage, enabling entrance into new segments and services /ŶƚĞŐƌĂƚĞĚ ĂĂ^ ĐĂƉĂďŝůŝƚŝĞƐ ĨŽƌ ĂĨƚĞƌƐĂůĞƐ  ƌĞǀĞŶƵĞ  ĂŶĚ  ƐĞƌǀŝĐĞ  ŽĨĨĞƌŝŶŐƐ

REE Offers a Unique Value Proposition to Service Providers (MaaS & Logistics) REEcorner TM technology enables the development of mission specific vehicles, allowing mobility players and service providers to concentrate on core areas of expertise. Service Providers must no longer be limited to off the shelf offerings Ϯϴ Robust Data collection capabilities and network of partner experts for DaaS layers &ĂĐŝůŝƚĂƚĞƐ ĐŽŵƉƌĞŚĞŶƐŝǀĞ ŐůŽďĂů ƐƚƌĂƚĞŐŝĞƐ ʹ   ĐŽƌĞ  ĐŽŵƉŽŶĞŶƚ  ĂŶĚ  ƐǇƐƚĞŵ  ĐŽŵŵŽŶĂůŝƚŝĞƐ  ǇĞƚ ŽƉƚŝŵŝǌĞĚ ĨŽƌ ůŽĐĂů ŵĂƌŬĞƚ ƌĞŐƵůĂƚŝŽŶƐ Θ  ŶĞĞĚƐ WůĂƚĨŽƌŵƐĐĂƉĂďůĞ ŽĨ ƐƵƉƉŽƌƚŝŶŐŵŽƌĞ ƚŚĂŶ  ŽŶĞ  ďŽĚǇ  ĨŽƌ ŵƵůƚŝ Ͳ ƉƵƌƉŽƐĞ  ƵŶŝƚƐ  Ͳ  ŵĂǆŝŵƵŵ  ƵƉƚŝŵĞ͕  ƵƐĂŐĞ͕  ĂŶĚ  ƌĞǀĞŶƵĞ  ŐĞŶĞƌĂƚŝŽŶ Any level of customized body, functionality, ADAS capability and service layers for mission specific applications at required quantities D ŽĚƵ ů Ă ƌŝ ƚǇ Funct i on a li ty >ŽǁĞƌ  dK  ĂŶĚŽƐƚ  ĨĨŝĐŝĞŶĐŝĞƐ Future proofed – modular and highly functional technology allows for upgradeable corners and additional layered services to meet evolving needs KƉƚŝŵŝǌĞĚĞƐŝŐŶĨŽƌ^ĞƌǀŝĐĞĂďŝůŝƚǇĂŶĚĐŽƌŶĞƌ ƐǁĂƉ  ĐĂƉĂďŝůŝƚŝĞƐĞŶĂďůĞůŽǁDddZ Ϯ ͕ŵŝŶŝŵĂůƐƉĂƌĞƉĂƌƚ  ŝŶǀĞŶƚŽƌŝĞƐ ĚƵĞ ƚŽŵĂǆŝŵƵŵ ĐŽŵŵŽŶ ĐŽŵƉŽŶĞŶƚƐ͕ĂŶĚ  ůŽŶŐĞƌ  ůŝĨĞĐǇĐůĞƐǀŝĂ  ƵƉŐƌĂĚĞĂďůĞ  ĐŽƌŶĞƌƐĂŶĚďŽĚŝĞƐ  ĞƐƚ Ͳ ŝŶ Ͳ ůĂƐƐ ϭ  ĨƵŶĐƚŝŽŶĂů  ĐĂƉĂďŝůŝƚŝĞƐ  ĂĐƌŽƐƐ  ƐĞŐŵĞŶƚƐ ĂŶĚ  ĐůĂƐƐĞƐ  ʹ  ĐĂƌŐŽ  ƐƉĂĐĞ͕  ďĂƚƚĞƌǇ  ĐĂƉĂĐŝƚǇĂŐŶŽƐƚŝĐ ŽĨƚǇƉĞ͕ ĞƌŐŽŶŽŵŝĐƐ͕  ŵĂŶĞƵǀĞƌĂďŝůŝƚǇ  ĂŶĚ  ƉĂǇůŽĂĚ Operational efficiencies from a single global strategy - wide fleet implementation with comprehensive unmatched preventative maintenance AI and OTA upgrades I ndu s t r y' s f l a tt e s t 3 p l a t f orm e n a b les m u c h more room for passengers, cargo and batteries (longer ranges for fewer routes) ; ϭ Ϳ ; Ϯ Ϳ ; ϯ Ϳ Based on publicly available information and statistics regarding Class 2 Vehicles in the sectors in which REE competes. Mean time to repair Based on publicly available information and statistics regarding market participants in the sectors in which REE competes.

Production Roadmap 29 ϮϬϮϬ ϮϬϮϭ ϮϬϮϮ 2023 2024 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 1st Engineering Center Established - UK First IC Established U.S. 2 n d IC E st a blished Germany 3rd IC Established Japan Key Events Vendor approval & RFQ ^ĂĨĞ>ĂƵŶĐŚ  ĨĂĐƚŽƌǇ  ĂŶĚ  ƉƌŽĐĞƐƐƚĞŵƉůĂƚĞ ^ĂŵƉůĞƐ ƵŝůĚ ϭ V eri fy Serial production supply and network optimization Engineering Design Production Intent Pilot Manufacturing Purchasing Product & systems engineering center driving customer program management & delivery Vendor Networks Validated EC Lead EC Lead LFS O T OP Ramping globally 15k units Ramping Globally 110k units Proof of concept Design Validation Alpha Verification Beta Verification Pilot Capability Build Units sĂůŝĚĂƚŝŽŶ  Θ  sĞƌŝĨŝĐĂƚŝŽŶ ŽŵƉůĞƚĞĚ /Ŷ  WƌŽŐƌĞƐƐ 4r t IC E st a blishe d TBD (1) Timing and locations represent management expectation and are subject to change Announced on Feb 16 th

U . S . A . 1 G e rma n y 2 : Ă Ɖ Ă Ŷ 3 R EE ’ s S t r a t e g ic I n t e g r a t i o n C e n t e r P la n 1 Land & Building: 43% Assembly & Testing: 33% O t he r : 23% $15 M Total Cost per IC 2 Globally Distributed Integration Centers 2021 - 2023 Planned Integration Centers ϯϬ New F acili t ies 1 1 2 3 4 4 բ  ZǁŝůůĂƐƐĞŵďůĞĐŽŵƉŽŶĞŶƚƐ Ăƚ ŝƚƐ ŝŶƚĞŐƌĂƚŝŽŶ  ĐĞŶƚĞƌƐ͕  ƚŚƵƐ  ƌĞĚƵĐŝŶŐ  ĂƉĞǆ  ƌĞƋƵŝƌĞŵĞŶƚƐ բ  ǆƉĞĐƚ  ƚŽ ŚĂǀĞ  Ă  ŶĞƚǁŽƌŬ  ŽĨ  ϭϱ  ŝŶƚĞŐƌĂƚŝŽŶ  ĐĞŶƚĞƌƐ  ďǇ  ϮϬϮϲ  ǁŝƚŚ ĂŶŶƵĂů  ĐĂƉĂĐŝƚǇ ŽĨ  Ε ϲϬϬ Ŭ  ƵŶŝƚƐ $22 $26 $57 $126 $214 Ψ ϯϯϱ 2 0 21 Ϯ Ϭ ϮϮ 2 0 23 2 0 24 2 0 25 2 0 26 Set - up of Integration Centers dŽŽůŝŶŐ  Θ  KƚŚĞƌ  ĂƉĞǆ 40 ϴϬ 160 280 440 600 2 0 21 Ϯ Ϭ ϮϮ 2 0 23 Ϯ Ϭ Ϯϰ 2 0 25 2 0 26 New Capacity Existing Capacity Annual Capex Spend 2 ($ in Millions) ǆƉĞĐƚĞĚ  /ŶƚĞŐƌĂƚŝŽŶ  ĞŶƚĞƌ  ĂƉĂĐŝƚǇ  ;hŶŝƚƐ  ŝŶ  dŚŽƵƐĂŶĚƐͿ (1) Cost, timing and locations represent management expectation and are subject to change. These projections are for illustrative purposes only and actual outcomes may differ materially. (2) Includes Capex for machinery and tooling, R&D engineering centers, replacement and refurbishment, and other

Superior Total Cost of Ownership sĞŚŝĐůĞ բ  ^ƵƉĞƌŝŽƌ  ĨŽŽƚƉƌŝŶƚ͕  ǁĞŝŐŚƚ͕  ĐĂƌŐŽ  ǀŽůƵŵĞ  ĂŶĚ  ƉĂǇůŽĂĚ  ĂƚƚƌŝďƵƚĞƐ բ  ĞƚƚĞƌ  ŵĂŶĞƵǀĞƌĂďŝůŝƚǇ  Θ  ĨĂƐƚĞƌ  ƉĂƌŬŝŶŐ բ  ǆƚƌĂ  ƐƉĂĐĞ  ƚŽ  ĐĂƌƌǇ  ŵŽƌĞ  ŐŽŽĚƐ  ƉĞƌ  ƌŽƵƚĞ բ  >Žǁ  ĐĞŶƚĞƌ  ŽĨ  ŐƌĂǀŝƚǇ բ  &ůĞǆŝďůĞ  ďĂƚƚĞƌǇ  ƉĂĐŬĂŐŝŶŐ  ĨŽƌŵĂǆŝŵƵŵ  ƌĂŶŐĞ DĂŝŶƚĞŶĂŶĐĞ  ŽƐƚƐ բ  YƵŝĐŬ ZĐŽƌŶĞƌ dD ƌĞƉůĂĐĞŵĞŶƚƐ ʹ  ĞĨĨŝĐŝĞŶƚ ŵŽĚƵůĞƐǁĂƉƐĨŽƌ ƌĞĚƵĐĞĚ  DĞĂŶ  dŝŵĞ  ƚŽ  ZĞƉĂŝƌ  ;DddZͿ բ  ZĞĚƵĐĞĚ  ƐĐŚĞĚƵůĞĚ  ŵĂŝŶƚĞŶĂŶĐĞ  ǀŝĂ  WƌĞǀĞŶƚĂƚŝǀĞ  DĂŝŶƚĞŶĂŶĐĞ  / բ  DŝŶŝŵĂů  ĚŽǁŶƚŝŵĞ WŽǁĞƌ  ĂŶĚ  /ŶĨƌĂƐƚƌƵĐƚƵƌĞ բ  WŽǁĞƌ  ĂŐŶŽƐƚŝĐ  ;sŽƌ  &sͿ բ  DŽĚƵůĂƌ  ƉĂĐŬ  ĐŽŶĨŝŐƵƌĂƚŝŽŶƐ բ  &ĂƐƚ  ĂŶĚ  ƐŵĂƌƚ  ĐŚĂƌŐŝŶŐ >ŝĨĞĐǇĐůĞ բ  Ƶŝůƚ ƚŽ  ůĂƐƚ͕  х ϭϮ  ǇĞĂƌƐ  ůŝĨĞĐǇĐůĞƐ բ  ŽĚǇ  ĐĂŶ  ďĞ  ƌĞďƵŝůƚ  ǁŝƚŚŽƵƚ  ĐŚĂŶŐŝŶŐ  ĐŽƌŶĞƌƐ բ  WŽǁĞƌ  ƐŽƵƌĐĞ  ƵƉŐƌĂĚĞĂďůĞ  ŽǀĞƌ  ƚŝŵĞ բ  ŽŵƉŽŶĞŶƚ  ĂŶĚ  ĨƵŶĐƚŝŽŶ  ƵƉŐƌĂĚĞƐ  ŽǀĞƌ  ƚŝŵĞ 19% reduction from new generation EV Vans 49% reduction from traditional Diesel Vans ůĂƐƐ  ϰ  sĂŶƐ ϴ й  ƌĞĚƵĐƚŝŽŶ  ĨƌŽŵ  s  sĂŶƐ ϱϵ й  ƌĞĚƵĐƚŝŽŶ  ĨƌŽŵ  ƚƌĂĚŝƚŝŽŶĂů  ŝĞƐĞů  sĂŶƐ 2023 CY $0.30/km 2021 CY $0.33/km ϮϬϮϭ z Ψ Ϭ͘ϳϰ ͬŬŵ ;ϭͿ ƐƐƵŵĞƐ  ϯϲ͕ϱϬϬ  Ŭŵ  ŝŶ  ŽƉĞƌĂƚŝŽŶ  ƉĞƌ  ǇĞĂƌ  ĨŽƌ  Ă  ϭϬ ǇĞĂƌƐ  ƉĞƌŝŽĚ  dŽƚĂů  ŽƐƚ ŽĨ  KǁŶĞƌƐŚŝƉ  ŝŶĐůƵĚĞƐ  ƉƵƌĐŚĂƐĞ  ƉƌŝĐĞ  н ĞŶĞƌŐǇ  ĐŽƐƚ  н  ŝŶĨƌĂƐƚƌƵĐƚƵƌĞ  ĐŽƐƚ  н  ŵĂŝŶƚĞŶĂŶĐĞ  ĐŽƐƚ  ůĞƐƐ  ƌĞƐŝĚƵĂů  ǀĂůƵĞ͘  ŽŵƉĞƚŝƚŽƌ  ĚĂƚĂ  ďĂƐĞĚ  ŽŶ ƉƵďůŝĐůǇ  ĂǀĂŝůĂďůĞ  ŝŶĨŽƌŵĂƚŝŽŶ  ĂŶĚ  ƐƚĂƚŝƐƚŝĐƐ  ƌĞŐĂƌĚŝŶŐ  ŵĂƌŬĞƚƉĂƌƚŝĐŝƉĂŶƚƐ  ŝŶ  ƚŚĞƐĞĐƚŽƌƐ  ŝŶ  ǁŚŝĐŚZ  ĐŽŵƉĞƚĞƐ  ĂŶĚ  ĂŶĂůǇǌĞĚ  ďǇ  Z  ŝŶƚĞƌŶĂů  ƌĞƐĞĂƌĐŚ  ƚĞĂŵ͘  ŝĞƐĞů  ǀĞŚŝĐůĞ  ĐŽŵƉůŝĂŶƚǁŝƚŚ  ƵƌŽ  ϲ  ƐƚĂŶĚĂƌĚƐ ;ϮͿ ƐƐƵŵĞƐ  dƌĂĚŝƚŝŽŶĂů  &ůĞĞƚ  ƌĞƉƌĞƐĞŶƚƐ  ϮϬ ůĂƐƐ  ϰ  ǀĞŚŝĐůĞƐ  ĞĂĐŚ  ĚĞůŝǀĞƌŝŶŐ  ϯϬϬ  ƉĂĐŬĂŐĞƐ  ĚĂŝůǇ͕  Z&ůĞĞƚ  ǀĞŚŝĐůĞƐ  ǁŝƚŚ ϯϬ й  ŵŽƌĞ  ĐĂƌƌǇŝŶŐ  ĐĂƉĂĐŝƚǇ͘  &ůĞĞƚ  ĂŶĚ  ƵƐĂŐĞ  ĚĂƚĂ  ďĂƐĞĚ  ŽŶ  ƉƵďůŝĐůǇ  ĂǀĂŝůĂďůĞ  ŝŶĨŽƌŵĂƚŝŽŶ  ĂŶĚ  ƐƚĂƚŝƐƚŝĐƐ  ƌĞŐĂƌĚŝŶŐ  ůŽŐŝƐƚŝĐƐ  ŽƉĞƌĂƚŝŽŶƐ  ĂŶĂůǇǌĞĚ  ďǇ  Z  ŝŶƚĞƌŶĂů  ƌĞƐĞĂƌĐŚ  ƚĞĂŵ͘  ŽĞƐ  ŶŽƚ ŝŶĐůƵĚĞ  ƐĂǀŝŶŐƐ ĂƐƐŽĐŝĂƚĞĚ  ǁŝƚŚ  ĚƌŝǀĞƌ  ĞĨĨŝĐŝĞŶĐŝĞƐ͘ dŽƚĂů  ŽƐƚ  ŽĨ  KǁŶĞƌƐŚŝƉ ϭ Ψ ϳϯ ͕ ϵϭϱ $ 91 , 250 Ψ ϭϰϰ͕ϱϰϱ REE P4 Electric 2023 CY $0.20/km Electric 2023 CY $0.25/km Class 2 Vans ŝĞƐĞů ϮϬϮϭ z Ψ Ϭ͘ϰϬ ͬŬŵ Ψ ϭϬϵ͕ϱϲϱ Ψ ϭϭϴ͕ϳϳϬ Ψ Ϯϲϵ͕ϮϭϬ REE P7 Electric  ů Ğ Đ ƚ ƌ ŝ Đ D i e s el Fleet Size Output Baseline – Traditional Fleet Z  &ůĞĞƚ  ^ŝǌĞ KƵƚƉƵƚ KƉƚŝŽŶ  ϭ ͗  >ĞƐƐ  sĞŚŝĐůĞƐ  ŝŶ  &ůĞĞƚ  Ϯϲ й  dK  ƐĂǀŝŶŐƐ  ĨƌŽŵ  ĚŽǁŶƐŝǌŝŶŐ  ĨůĞĞƚ &ƵƌƚŚĞƌ  ďĞŶĞĨŝƚƐ  ĐĂŶ  ďĞ ƌĞĂůŝǌĞĚ  Ăƚ  ƚŚĞ  &ůĞĞƚ  >ĞǀĞů Ϯ ͗ Z  &ůĞĞƚ  ^ŝǌĞ KƵƚƉƵƚ KƉƚŝŽŶ  Ϯ ͗  DŽƌĞ  ŽƵƚƉƵƚ Ϯϵ й  dK  ƐĂǀŝŶŐƐ  ǀƐ  ĐŽŵƉĂƌĂďůĞ  ůĂƌŐĞƌ  ĨůĞĞƚ ϯϭ

$25,000 Ψ ϴ͕ϵϲϭ $6,312 $2,668 Ψ ϱ͕ϳϲϰ Ψ ϭ ͕ Ϯϵϱ 'ƌŽƐƐ  ZĞǀĞŶƵĞ &ƌŽŶƚ  ŽƌŶĞƌƐ Rear Corners >ĂďŽƌ  Θ  KƚŚĞƌƐ Platform Gross Profit ~ 36% Gross Profit Margin ƚƚƌĂĐƚŝǀĞ  ^ŝŶŐůĞ  WůĂƚĨŽƌŵ  hŶŝƚ  ĐŽŶŽŵŝĐƐ ϯϮ WůĂƚĨŽƌŵ ϰ d ʹ  hƉƚŽ ϰ Ͳ ƚŽŶ  >ŝŐŚƚ Ͳ ƵƚǇ  ŽŵŵĞƌĐŝĂů sĞŚŝĐůĞ System Cost REE Platform $25,000 Battery 3 $10,800 Body 4 $9,600 Total Vehicle Cost $45,400 dŽƚĂů sĞŚŝĐůĞ  ŽƐƚ $67 Ψ ϱϳ $50 $76 DĂƐƚĞƌ    ϯ͘ϭ d sŽůŬƐǁĂŐĞŶ d  ĞdƌĂŶƐƉŽƌƚĞƌ  ϯ͘Ϯ d DĞƌĐĞĚĞƐ  ĞsŝƚŽ  ϯ͘Ϯ d sŽůŬƐǁĂŐĞŶ  Ğ Ͳ ƌĂĨƚĞƌ  ϱ͘ϱ d (1) (2) (3) (4) (5) ǆĂŵƉůĞĐĂůĐƵůĂƚŝŽŶ ďĂƐĞĚ ŽŶĐƵƌƌĞŶƚ W ϰ ƉůĂƚĨŽƌŵ͘  ǆĐůƵĚĞƐĚƌŝǀĞ  ŵŽƚŽƌƐ  ĂŶĚďĂƚƚĞƌǇ͘ ƐƚŝŵĂƚĞĚ  ĐŽƐƚ  ďĂƐĞĚ  ŽŶĐŽŵƉĂƌĂƚŝǀĞ  >sŵŽĚĞůƐ͘  ƐƐƵŵĞƐ  Ψ ϭϴϬ  ͬ  ŬtŚ  ƐƚŝŵĂƚĞĚ  ĐŽƐƚ  ďĂƐĞĚ  ŽŶ  ĐŽŵƉĂƌĂƚŝǀĞ  >s  ŵŽĚĞůƐ͘ D^ZW͕  ĞǆĐůƵĚŝŶŐ  ƚĂǆĞƐ  ĂŶĚŐƌĂŶƚƐ͘  ĂƐĞĚ  ŽŶ  ƉƵďůŝĐůǇ  ĂǀĂŝůĂďůĞ  ŝŶĨŽƌŵĂƚŝŽŶ  ĂŶĚƐƚĂƚŝƐƚŝĐƐ  ƌĞŐĂƌĚŝŶŐ  ŵĂƌŬĞƚ  ƉĂƌƚŝĐŝƉĂŶƚƐ  ŝŶ  ƚŚĞ  ƐĞĐƚŽƌƐ  ŝŶ  ǁŚŝĐŚ  ZĐŽŵƉĞƚĞƐ͘ Bill of Materials at Mass Production 1 Platform 2 ŽŵƉĂƌĂďůĞ  >sD^ZWƐ  ;ΨŝŶ  ŬͿ ϱ

33 K Ƶ ƌ  W Ă ƌ ƚ Ŷ Ğ ƌ Ɛ  Θ  / Ŷ ǀ Ğ Ɛƚ Ž ƌ Ɛ ϭ One of the largest EV manufacturers with a unique cost structure and global footprint. MOU to explore strategic collaboration of jointly developed all - electric commercial vehicles for global markets. Hino Motors is the medium and heavy - duty truck arm of Toyota , and a leader in MaaS & electrification. Announced cooperation at the Tokyo Motor Show 2019. KYB is a top 5 Tier - 1 supplier of shock absorbers, air suspension and power steering systems . Partnership to develop suspension capabilities. Maxion Wheels is one of the world's largest wheel manufacturer and a leader in truck chassis systems. Partnership to co - develop and manufacture exclusive wheel design and chassis solutions . <ĞǇ  ^ƚƌĂƚĞŐŝĐ  /ŶǀĞƐƚŽƌƐ  Θ  WĂƌƚŶĞƌƐ Key Strategic Partners & Cooperation Highlights American Axle & Manufacturing is a global Tier - 1 supplier in driveline, powertrain, and casting technologies. Mitsubishi Corporation is Japan's largest trading company. Business, partnerships and marketing cooperation. Musashi Seimitsu is one of the world’s largest powertrain manufacturer and is partially owned by Honda Motor Co . , Ltd . Announced collaboration on a foundation for future electric vehicles at Frankfurt Motor Show 2019 . dŚĞ  ŝĚĞĂ  ŽĨ  ƚŚĞ  &ůĂƚĨŽƌŵĞƌĐŽŶĐĞƉƚ  ǁĂƐ  ŝŶŝƚŝĂƚĞĚ  ďǇ,ŝŶŽ  DŽƚŽƌƐ͕  ƚŚĞ  ůĞĂĚŝŶŐ  ĐŽŵƉĂŶǇ  ŽĨĐŽŵŵĞƌĐŝĂů  ǀĞŚŝĐůĞƐ  ŝŶ  :ĂƉĂŶ͕ƚŽĚĞůŝǀĞƌŽƉƚŝŵŝǌĞĚƐƉĂĐĞ͕ĨůĞǆŝďŝůŝƚǇ  ĂŶĚĞŶĞƌŐǇ  ĞĨĨŝĐŝĞŶĐǇ  ƚŽ  ĐƵƐƚŽŵĞƌƐ͘  tŝƚŚ Ă ƐŚĂƌĞĚ  ǀŝƐŝŽŶ  ŽĨ  ĐƌĞĂƚŝŶŐ  Ă  ƐƵƐƚĂŝŶĂďůĞ  ĨƵƚƵƌĞ͕  Z  ĂŶĚ,ŝŶŽ  ĐŽŽƉĞƌĂƚŝŽŶ  ǁĂƐ  ƐŚŽǁĐĂƐĞĚ  ŝŶ  ƚŚĞ  &ůĂƚ&ŽƌŵĞƌ  ŵŽĚƵůĂƌ  ĐŽŶĐĞƉƚ  ŵŽĚĞů͕  Ă  ƐƵƉĞƌ Ͳ ĨůĞǆŝďůĞ  ĐŚĂƐƐŝƐ  ƚŚĂƚ  ŽƉƚŝŵŝǌĞƐ  ĞůĞĐƚƌŝĐ  ŵŽďŝůŝƚǇ  ƐŽůƵƚŝŽŶƐ͘ O EM C ooper a t i o n OEM Partnership Targeting global volumes of 200,000 to 250,000 eLCV units, the Strategic MOU Collaboration with Mahindra leverages REE’s corner module and modular platform technology and Mahindra’s vehicle design, engineering, sourcing capability and manufacturing assets. ; ϭ Ϳ ZĞƉƌĞƐĞŶƚƐ  ďŽƚŚ  ƌĞĐĞŶƚ  ĂŶĚ  ĐƵƌƌĞŶƚ  ĐŽŽƉĞƌĂƚŝŽŶ  ĂĐƚŝǀŝƚŝĞƐ  ĂŶĚͬŽƌ  ƐƚƌĂƚĞŐŝĐ  ƉĂƌƚŶĞƌƐ͘  ŽŵƉĂŶŝĞƐ ͛  ŝŶĨŽƌŵĂƚŝŽŶ  ďĂƐĞĚ  ŽŶ ƉƵďůŝĐůǇ  ĂǀĂŝůĂďůĞ  ŝŶĨŽƌŵĂƚŝŽŶ͘

Key Leadership ĂŶŝĞů ĂƌĞů  Ž Ͳ &ŽƵŶĚĞƌ  ΘK բ  sŝƐŝŽŶĂƌǇůĞĂĚĞƌĂŶĚƐĞƌŝĂůĞŶƚƌĞƉƌĞŶĞƵƌǁŝƚŚ Ă ƐƵĐĐĞƐƐĨƵů  ƚƌĂĐŬ  ƌĞĐŽƌĚ  ŽĨ  ďƵŝůĚŝŶŐ  ĂŶĚ  ůĞĂĚŝŶŐ  ƚĞĐŚŶŽůŽŐǇ  ĐŽŵƉĂŶŝĞƐ  ŝŶĐůƵĚŝŶŐ  ^ŽĨƚtŚĞĞů͕  ^ƉĞĐƚĞƌy  ĂŶĚ  hd^ բ  ^ƚƌŽŶŐĨŽƵŶĚĂƚŝŽŶŝŶĐŽŶŽŵŝĐƐĂŶĚ 'ĂŵĞ dŚĞŽƌǇĨƌŽŵ  ƚŚĞ  ,ĞďƌĞǁ  hŶŝǀĞƌƐŝƚǇ  ŝŶ  :ĞƌƵƐĂůĞŵ ŚŝƐŚĂǇ  ^ĂƌĚĞƐ  Ž Ͳ &ŽƵŶĚĞƌΘ  dK բ  ϭϱ н  ǇĞĂƌƐŽĨ  ĞǆƉĞƌŝĞŶĐĞ  ŝŶ  ůĞĂĚŝŶŐ  ŵƵůƚŝ Ͳ ŶĂƚŝŽŶĂů  ZΘ  ƚĞĂŵƐ բ  ĞĞƉ  ŬŶŽǁůĞĚŐĞ  ĂŶĚ  ĞǆƉĞƌŝĞŶĐĞ  ŝŶ  ŵĞĐŚĂŶŝĐƐ͕  ĞŶŐŝŶĞĞƌŝŶŐ  ĂŶĚ  ƉƌŽƚŽƚǇƉŝŶŐ բ  WƌĞǀŝŽƵƐůǇƐĞƌǀĞĚŝŶƐĞŶŝŽƌůĞĂĚĞƌƐŚŝƉƌŽůĞƐĂƚ^ŽĨƚtŚĞĞůĂŶĚ  /s Ͳ s  dĞĐŚŶŽůŽŐŝĞƐ ,Ăŝ  ǀŝǀ  &K բ  ϭϱ н  ǇĞĂƌƐŽĨ  ĨŝŶĂŶĐŝĂů  ŵĂŶĂŐĞŵĞŶƚ  ĞǆƉĞƌŝĞŶĐĞ բ  WƌĞǀŝŽƵƐůǇ  ƐĞƌǀĞĚ  ĂƐ  &K  Ăƚ  ĞǇŽŶĚ  ŝƌ  ;y/ZͿ  ĂŶĚ  ĂďǇůŽŶ  >ƚĚ;z>Ϳ բ  W ĂŶĚŚŽůĚƐ͘͘ŝŶƵƐŝŶĞƐƐĐĐŽƵŶƚŝŶŐĂŶĚDd  ŝŶ  ƵƐŝŶĞƐƐ  ĂŶĚdĂǆĂƚŝŽŶ DŝĐŚĂĞů Ͳ :ŽŚŶ  ŚĂƌůƚŽŶ  KK բ  Ϯϱ н  ǇĞĂƌƐŽĨ  ĞǆƉĞƌŝĞŶĐĞ  ŝŶ  ĂƵƚŽŵŽƚŝǀĞ  ŽƉĞƌĂƚŝŽŶ  Θ  ƉƌŽĚƵĐƚŝŽŶ բ  ^ĞƌǀĞĚĂƐ ^sW ĨŽƌdĞŶŶĞĐŽƵƚŽŵŽƚŝǀĞ͕ůĞĂĚŝŶŐƚŚĞŐůŽďĂů  ƉƌŽĚƵĐƚŝŽŶ  ĞǆƉĂŶƐŝŽŶ  ĂŶĚ  ƉůĂŶƚ  ĞƐƚĂďůŝƐŚŵĞŶƚ բ  WƌĞǀŝŽƵƐůǇ  ƐĞƌǀĞĚ  ĂƐ  >ĞĂĚ  ŝƌĞĐƚŽƌ  Ăƚ  dZt  ƵƚŽŵŽƚŝǀĞ <ĞƌĞŶ  ^ŚĞŵĞƐŚ  DK բ  ϮϬ н  ǇĞĂƌƐŽĨ  ŵƵůƚŝĚŝƐĐŝƉůŝŶĂƌǇ  ĞǆƉĞƌŝĞŶĐĞ  ŝŶ   Ϯ   ŵĂƌŬĞƚŝŶŐ բ  ^ĞƌǀĞĚŝŶ  ǀĂƌŝŽƵƐ  ůĞĂĚĞƌƐŚŝƉ  ƌŽůĞƐ  ŝŶ  ŚŝŐŚ Ͳ ƚĞĐŚ  ĐŽŵƉĂŶŝĞƐ  ŝŶ  ƚĞůĞĐŽŵ͕ /Žd  ĂŶĚ  /Z ϰ͘Ϭ բ  ,ŽůĚƐ  Ă  ^  ŝŶ  ůĞĐƚƌŝĐĂů  ŶŐŝŶĞĞƌŝŶŐ 34 ,ŝŐŚůǇ Ͳ ĞǆƉĞƌŝĞŶĐĞĚ  ƚĂůĞŶƚ  ƉŽŽůĨƵƐŝŶŐ  ĂƵƚŽ  ĂŶĚ  ƚĞĐŚ DŝĐŚĂ  ZŝƐůŝŶŐ  sW   բ  ϮϬ н ǇĞĂƌƐĞǆƉĞƌŝĞŶĐĞŝŶďƵŝůĚŝŶŐĂŶĚůĞĂĚŝŶŐŶĞǁ  ŽƌŐĂŶŝǌĂƚŝŽŶƐ͕  ŐĞŽŐƌĂƉŚŝĞƐ͕  ƉƌŽĚƵĐƚƐ  ĂŶĚ  ƚĞĂŵƐ բ  ^ĞƌǀĞĚĂƐ ^sW  ƵƐŝŶĞƐƐ  ĞǀĞůŽƉŵĞŶƚ͕  WƌŽĚƵĐƚ  ĂŶĚ  DĂƌŬĞƚŝŶŐ  ĂŶĚƚŚĞ  ,ĞĂĚ  ŽĨ  ƵƚŽŵŽƚŝǀĞĂƚ  sĂůĞŶƐ DĂƚŝ  ^ŚĂŶŝ  sW  WƌŽŐƌĂŵ  DĂŶĂŐĞŵĞŶƚ բ  ϮϬ н  ǇĞĂƌƐŽĨ  ƉƌŽĚƵĐƚ  ĂŶĚ  ƉƌŽũĞĐƚ  ŵĂŶĂŐĞŵĞŶƚ  ĞǆƉĞƌŝĞŶĐĞ͘ բ  ^ĞƌǀĞĚ  ŝŶ  ŐůŽďĂů  ŚŝŐŚ Ͳ ƚĞĐŚ  ĐŽŵƉĂŶŝĞƐ  ŝŶĐůƵĚŝŶŐ  /ŶŶŽǀŝǌ͕  EŽǀĂ  ĂŶĚ  ,W բ  ǆƉĞƌƚĂƚƐƚƌĂƚĞŐŝĐƉůĂŶŶŝŶŐ͕ƉƌŽĚƵĐƚĂŶĚƉƌŽŐƌĂŵ  ŵĂŶĂŐĞŵĞŶƚ dĂůŝ  DŝůůĞƌ  >ĞǀŝŶ  sW  ŽƌƉŽƌĂƚĞ  ĞǀĞůŽƉŵĞŶƚ բ  ϮϬ н ǇĞĂƌƐŽĨďƵƐŝŶĞƐƐĚĞǀĞůŽƉŵĞŶƚĂŶĚŵĂŶĂŐĞƌŝĂůĞǆƉĞƌŝĞŶĐĞ  ŝŶ  ƚĞůĞĐŽŵ͕  Śŝ Ͳ ƚĞĐŚ  ĂŶĚ  ĞŶǀŝƌŽŶŵĞŶƚĂů  ƐĞĐƚŽƌƐ բ  ^ƚƌŽŶŐ  ďĂĐŬŐƌŽƵŶĚ  ŝŶ  DΘ  ĂŶĚ  ĨŝŶĂŶĐŝŶŐ բ    ŝŶĐŽŶŽŵŝĐƐ  ĨƌŽŵ  dĞů  ǀŝǀhŶŝǀĞƌƐŝƚǇ  ĂŶĚ  D  ĨƌŽŵ  /E^ ŶŐĞůŝƋƵĞ  ^ƚƌŽŶŐDĂƌŬƐ  'ĞŶĞƌĂů  ŽƵŶƐĞů բ  Ϯϱ н  ǇĞĂƌƐ  ŽĨ  ůĞŐĂů  ĞǆƉĞƌŝĞŶĐĞ բ  ^ƚƌŽŶŐĂƵƚŽŵŽƚŝǀĞďĂĐŬŐƌŽƵŶĚĂƚůĞĂĚŝŶŐdŝĞƌ ϭ ĐŽŵƉĂŶŝĞƐ  ĂŶĚ  ƉƌĞǀŝŽƵƐůǇ  ƐĞƌǀĞĚ  ĂƐ  ŚŝĞĨ  >ĞŐĂůKĨĨŝĐĞƌ  ŽĨ  ĨŽƵƌ  ůĂƌŐĞ  ŵƵůƚŝŶĂƚŝŽŶĂů  ĐŽƌƉŽƌĂƚŝŽŶƐ բ  ,ŽůĚƐ:ƵƌŝƐŽĐƚŽƌ͕͘^ŝŶ&ŝŶĂŶĐĞĂŶĚDŝŶ&ŝŶĂŶĐĞĂŶĚ  DĂŶĂŐĞŵĞŶƚ >ŝŵŽƌ  ZĂǌ  sW  ,Z բ  ǆƚĞŶƐŝǀĞ  ,Z  ŵĂŶĂŐĞŵĞŶƚ  ĞǆƉĞƌŝĞŶĐĞ  ŝŶ  ůĞĂĚŝŶŐ  ƚĞĐŚ   ĐŽŵƉĂŶŝĞƐ բ  WůĂŶŶŝŶŐ  Θ  ŝŵƉůĞŵĞŶƚĂƚŝŽŶ  ŽĨ  ,Z  ƐƚƌĂƚĞŐǇ  ĨŽĐƵƐĞĚ  ŽŶ   ďƵƐŝŶĞƐƐ  ŽďũĞĐƚŝǀĞƐ͕  ŐůŽďĂů  ƌĞĐƌƵŝƚŵĞŶƚ͕  ŽƌŐĂŶŝǌĂƚŝŽŶĂů   ŐƌŽǁƚŚ  Θ  ƉĞƌĨŽƌŵĂŶĐĞ  ŵĂŶĂŐĞŵĞŶƚ KŚĂĚ  ^ƚĂƵďĞƌ  sW  ZΘ բ  /ŶĚƵƐƚƌǇǀĞƚĞƌĂŶǁŝƚŚ ϮϬ н ǇĞĂƌƐƚĞĐŚŶŽůŽŐǇĞǆƉĞƌŝĞŶĐĞ͕  ƉƌĞǀŝŽƵƐůǇ  ĨƌŽŵ  /ŶƚĞů  ĂŶĚ  K^Z բ  ǆƉĞƌŝĞŶĐĞůĞĂĚŝŶŐĞŶŐŝŶĞĞƌŝŶŐƚĞĂŵƐŝŶŚŝŐŚ Ͳ   ƉĞƌĨŽƌŵĂŶĐĞ͕  ƌĞƐƵůƚƐ Ͳ ĚƌŝǀĞŶ  ĞŶǀŝƌŽŶŵĞŶƚƐ բ  ^ĐĨƌŽŵdĞĐŚŶŝŽŶ͕/ƐƌĂĞů/ŶƐƚŝƚƵƚĞŽĨdĞĐŚŶŽůŽŐǇĂŶĚ  D  ĨƌŽŵ  dĞů Ͳ ǀŝǀhŶŝǀĞƌƐŝƚǇ WĞƚĞƌ  Žǁ  sW  ŶŐŝŶĞĞƌŝŶŐ բ  Ϯϱ н  ǇĞĂƌƐ ͛  ĞǆƉĞƌŝĞŶĐĞ  ŝŶ  ĂƵƚŽŵŽƚŝǀĞ  ŝŶĚƵƐƚƌǇ բ  ^ĞŶŝŽƌůĞĂĚĞƌƐŚŝƉƌŽůĞƐŝŶ>ŽƚƵƐĂƌƐ͕'ĞĞůǇƵƚŽ͕dĂƚĂ  dĞĐŚŶŽůŽŐŝĞƐ բ  WŚ͘͘ŝŶDĞĐŚĂŶŝĐĂůŶŐŝŶĞĞƌŝŶŐ Θ DĂƐƚĞƌƐŝŶ/ŶĚƵƐƚƌŝĂů  ŶŐŝŶĞĞƌŝŶŐ

Ͳ ^ĞŶŝŽƌ  WĂƌƚŶĞƌ  Λ  ϭ ͬ Ϭ  ĂƉŝƚĂů Ͳ dĞĐŚ&ŽƵŶĚĞƌΛĞƚƚĞƌ͕ ůŝŵď͕ &ƵƚƵƌĞ&ŝŶĂŶĐĞ Θ  dŚĞEƵŵďĞƌ Ͳ &ŽƌŵĞƌ ,ĞĂĚŽĨ^ƚƌƵĐƚƵƌĞĚƌĞĚŝƚΛĂŶŬŽĨ  ŵĞƌŝĐĂ ϭϬ y  ĂƉŝƚĂů  ,ĂƐ  Ă  ^ƚƌŽŶŐ  dƌĂĐŬ  ZĞĐŽƌĚ  ŽĨ  /ŶǀĞƐƚŝŶŐ  ŝŶ  'ƌĞĂƚ  ŽŵƉĂŶŝĞƐ  ĂŶĚ  ^WƐ ϯϱ ^W  ͬ  /WK  dƌĂĐŬ  ZĞĐŽƌĚ ϭ ^ĞůĞĐƚĞĚ  WŽƌƚĨŽůŝŽ ŽŵƉĂŶŝĞƐ ϰ ,ĂŶƐ  dŚŽŵĂƐ  K  Θ  ŚĂŝƌŵĂŶ Ͳ &ŽƵŶĚĞƌ Λ  ϭϬ y  ĂƉŝƚĂů Ͳ ϮϬ н  zƌƐ͘  tĂůů  ^ƚ͘  Θ  ^ŝůŝĐŽŶ  sĂůůĞǇ Ͳ ŶƚƌĞƉƌĞŶĞƵƌ͕  s  н  ^W  ŝŶǀĞƐƚŽƌ Ͳ &ĞĂƚƵƌĞĚ  ŝŶ  ůŽŽŵďĞƌŐ͕ t^:͕  ĞƚĐ͘ tŽŽĚƌŽǁ  ,͘  >ĞǀŝŶ ŽĂƌĚ  DĞŵďĞƌ Ͳ ŽĂƌĚDĞŵďĞƌ͗ƌĂĨƚ<ŝŶŐƐ  ƐŝŶĐ Ğ  ϮϬϭϯ  ; ^W   ǆŝ ƚ  ϮϬϮϬ Ϳ Ͳ &ŽƵŶĚĞƌ Θ  K͗  ǆƚĞŶĚ Ͳ &ŽƵŶĚĞƌ ΘK ƐƚĂƚĞƐƐŝƐƚ;ĂĐƋƵŝƌĞĚďǇ  ŽĐƵ^ŝŐŶͿ ĂǀŝĚ  tĞŝƐďƵƌĚ  KK  Θ  ,ĞĂĚ  ŽĨ  KƌŝŐŝŶĂƚŝŽŶ ŚƌŝƐ  :ƵƌĂƐĞŬ  ŽĂƌĚ  DĞŵďĞƌ ŝŐŐǇ  :ŽŶƐƐŽŶ  ŽĂƌĚ  DĞŵďĞƌ Ͳ Ž Ͳ ,ĞĂĚ  ŽĨ  sĞŶƚƵƌĞ  Λ  ϭϬ y  ĂƉŝƚĂů Ͳ &ŽƵŶĚĞƌ͕  'ƌŽǁƚŚ  dĞĐŚŶŽůŽŐǇ  WĂƌƚŶĞƌƐ  ;ĂĐƋƵŝƌĞĚ  ďǇ  ϭϬ yͿ Ͳ WĂƌƚŶĞƌ͕  &ůŝŐŚƚ  sĞŶƚƵƌĞƐ Ͳ Ϯϱ н  zƌƐ͘  dĞĐŚ  WƌŝǀĂƚĞƋƵŝƚǇ>ĞĂĚĞƌ Ͳ ŽĂƌĚDĞŵďĞƌ͗ŽŶǀĞƌŐĞKŶĞ  ;^W  ǆŝƚ  ϮϬϭϴ Ϳ Ͳ WƌĞƐŝĚĞŶƚ͕  :Ğƚ^ŵĂƌƚĞƌ͖  K  ĂŐůĞǀŝĞǁ Ͳ KƉĞƌĂƚŝŶŐ  ǆĞĐƵƚŝǀĞ͕  ůĞĂƌůĂŬĞ Ͳ Ϯϱ н  zĞĂƌƐ  ǆƉĞƌŝĞŶĐĞ Ͳ Ž Ͳ K  ΛsŝďƌĂŶƚ  ĂƉŝƚĂů  Ψ ϳ͘ϯ   hD Ͳ  Ž Ͳ K  Λ/&  Ψ ϯϬ   hD Ͳ WĂƌƚŶĞƌ  Λ'ŽůĚĞŶdƌĞĞ  Ψ ϰϬ   hD KůŝǀĞƌ  tƌŝĞĚƚ  WƌĞƐŝĚĞŶƚ  Θ  ,ĞĂĚ  ŽĨ  ĂƉŝƚĂů  DĂƌŬĞƚƐ Ͳ ŚŝĞĨ  ƌĞĚŝƚ  KĨĨŝĐĞƌ  Λ  ϭϬ y  ĂƉŝƚĂů Ͳ ϭϳ zƌ͘ƚƌĂĐŬƌĞĐŽƌĚΛ&ĂŶŶŝĞDĂĞ͕Z^͕ŽƌĞ>ŽŐŝĐ͕  KƉĞƌĂͬůĞĐƚƌŝĨ͘Ăŝ Ͳ D  &ŝŶĂŶĐĞ  ĨƌŽŵ  KǆĨŽƌĚ 'ƵŚĂŶ  <ĂŶĚĂƐĂŵǇ  &K Ͳ /ŶǀĞƐƚŽƌ͗  >ŝŶŬĞĚ/Ŷ͕  WĂǇƉĂů͕  &ĂƐƚůǇ͕  ƌƵŝƐĞ;ĂĐƋƵŝƌĞĚ  ďǇ'DͿ͕  ZĞŶƚ  ƚŚĞ  ZƵŶǁĂǇ͕  ŝƐĐŽƌĚ͕  ŽůůĂƌ  ^ŚĂǀĞ  ůƵď͕ĂƌƚĂ͕  tĞĂůƚŚĨƌŽŶƚ Ͳ ZĂŶ  DΘ  ĂŶĚ  /ŶƚĞƌŶĂƚŝŽŶĂů  ĞǆƉĂŶƐŝŽŶ  ΛĞĂǇ ϭϵϵϴ Ͳ   ϮϬϬϲ 'ŝů  WĞŶĐŚŝŶĂ  ŽĂƌĚ  KďƐĞƌǀĞƌ ;ϭͿ /ŶĐůƵĚĞƐ  ƚƌĂŶƐĂĐƚŝŽŶƐ  ĂƚƚƌŝďƵƚĂďůĞ  ƚŽ  ^W  ŵĂŶĂŐĞŵĞŶƚ͕  ďŽĂƌĚ  Θ  ƐƉŽŶƐŽƌƐŚŝƉ  ŐƌŽƵƉ͕  ŽŶ  ƚĂƌŐĞƚ  ĂŶĚ  ĂĐƋƵŝƌĞƌ  ƐŝĚĞ ;ϮͿ ŝŽƚĞĐŚ  ͞ ƚǁŽ Ͳ ƐƚĞƉ ͟  WK  ƌĞǀĞƌƐĞ  ŵĞƌŐĞƌ  ƚƌĂŶƐĂĐƚŝŽŶ ;ϯͿ ŝƌĞĐƚ  ůŝƐƚŝŶŐ͘  Ez^͗W>dZ ;ϰͿ >ŝƐƚ  ŝƐ  ƌĞƉƌĞƐĞŶƚĂƚŝǀĞ  Θ  ŶŽƚ  ĞǆŚĂƵƐƚŝǀĞ ϯ Ϯ

WŽǁĞƌĞĚ  ďǇ  5(( ϯϲ 'Ž Ͳ ƚŽ Ͳ DĂƌŬĞƚ  ^ƚƌĂƚĞŐǇ  ʹ  DĂŐŶĂ  ĂƐĞ  ^ƚƵĚǇ ƌĂŶĚ  KǁŶĞƌƐ ϭ ʹ >ŽŐŝƐƚŝĐƐ ʹ &ůĞĞƚƐ ʹ dĞĐŚ  ŽŵƉĂŶŝĞƐ ʹ ŽŵŵĞƌĐŝĂů  KƉĞƌĂƚŽƌƐ ʹ DĂĂ^ ʹ KDƐ ; ϭ Ϳ dD  ͬ dĂƌŐĞƚ  ƌĂŶĚ  KǁŶĞƌƐ ZďŽĂƌĚƚŽ ďĞ  ŵĂ ŶƵ Ĩ Ă Đ ƚƵ ƌ ĞĚ  ď Ǉ  Z  ŽĚǇ͕ ŝŶƚĞƌŝŽƌ  ĂŶĚ   dŽ  ďĞ  ŵĂŶƵĨĂĐƚƵƌĞĚ  ďǇ  DĂŐŶĂ :ŽŝŶƚůǇ  'Ž Ͳ ƚŽ Ͳ DĂƌŬĞƚ ^ƚƌĂƚĞŐŝĐ  ĐŽůůĂďŽƌĂƚŝŽŶ  ƚĂŬĞĂǁĂǇƐ͗ ‡ ŝŵƐ ƚŽ  ďƌŝŶŐ  ƚŽ  ŵĂƌŬĞƚ  ĨƵůůǇ  DŽĚƵůĂƌ  ůĞĐƚƌŝĐ  sĞŚŝĐůĞƐ  ;DsƐͿ ΖWŽǁĞƌĞĚ  ďǇ  Z ͛ ͕ ‡ :ŽŝŶƚ  ďƵƐŝŶĞƐƐ  ĚĞǀĞůŽƉŵĞŶƚƚĞĂŵƐ  ƚŽ  ƉƌŽĂĐƚŝǀĞůǇ  'dD ‡ dĂƌŐĞƚŝŶŐ  ůĞĂĚŝŶŐ  ƚĞĐŚ  ĐŽŵƉĂŶŝĞƐ  Θ  Ğ Ͳ DŽďŝůŝƚǇ  ƉůĂǇĞƌƐ  ƐĞĞŬŝŶŐ  ƚŽ  ďƵŝůĚ  ƚŚĞŝƌ  ŽǁŶ  ĂƵƚŽŵŽƚŝǀĞ  ďƌĂŶĚ ‡ hƚŝůŝǌĞ  ďŽƚŚ  ƉĂƌƚŝĞƐ ͛  ĐƵƌƌĞŶƚƌĞůĂƚŝŽŶƐŚŝƉƐ  ĂŶĚ  ƐĂůĞƐĐŚĂŶŶĞůƐ  ƚŽ  ĚĞǀĞůŽƉ  'dD  ŵŽĚĞůƐ ‡ ǆƉůŽƌĞ ŐůŽďĂů  DĂĂ^  ŽƉƉŽƌƚƵŶŝƚŝĞƐ  ĨŽƌ  >s

ϯϳ WĂƌƚ  ϰ ͗  &ŝŶĂŶĐĞ  KǀĞƌǀŝĞǁ

; ϭ Ϳ ; Ϯ Ϳ ; ϯ Ϳ ĂƐĞĚ  ŽŶ  Z ͛ Ɛ  ĂǀĞƌĂŐĞ ƐĞůůŝŶŐ  ƉƌŝĐĞ  ĂŶĚ  &ƌŽƐƚ  Θ  ^ƵůůŝǀĂŶ  &ŽƌĞĐĂƐƚ  ĂƐĞĚ  ŽŶ  &ƌŽƐƚ Θ  ^ƵůůŝǀĂŶ  &ŽƌĞĐĂƐƚ dŚĞƐĞƉƌŽũĞĐƚŝŽŶƐ  ĂƌĞ  ĨŽƌ  ŝůůƵƐƚƌĂƚŝǀĞ  ƉƵƌƉŽƐĞƐ  ŽŶůǇ  ĂŶĚƐŚŽƵůĚ  ŶŽƚďĞ  ƌĞůŝĞĚ  ƵƉŽŶ ĂƐ  ďĞŝŶŐ  ŶĞĐĞƐƐĂƌǇ  ŝŶĚŝĐĂƚŝǀĞ  ŽĨ  ĨƵƚƵƌĞ  ƌĞƐƵůƚƐ Z ͛ Ɛ  /ŶŶŽǀĂƚŝǀĞ  WůĂƚĨŽƌŵ  ^ĞƌǀĞƐ  Ψ ϳϬϬ  Ŷн  dŽƚĂů  ĚĚƌĞƐƐĂďůĞ  DĂƌŬĞƚ ;dDͿ ϭ ^ŝŐŶŝĨŝĐĂŶƚ  'ƌŽǁƚŚ  ǆƉĞĐƚĞĚ  ŝŶ  ĂĐŚ  ŽĨ  Z ͛ Ɛ  dĂƌŐĞƚ  KƉƉŽƌƚƵŶŝƚŝĞƐ Ϯ  Ƶ ƚŽ Ŷ Ž ŵ Ž Ƶ Ɛ ĞůŝǀĞƌǇ͗  ϰ й >ŝŐŚƚ  ŽŵŵĞƌĐŝĂů  sĞŚŝĐůĞƐ͗  ϲ й DŝĚƵƚǇ  ŽŵŵĞƌĐŝĂů  s Ğ Ś ŝ Đ ů Ğ Ɛ ͗  Ϯ й  Ͳ ^ŚƵƚƚůĞƐ  ĂŶĚ  ZŽďŽƚĂǆŝ ͬ  DĂĂ^͗  Ϯϴ й ϯϴ Ψ ϳϬϬ  Ŷн ϭ dŽƚĂů  DĂƌŬĞƚ K ƉƉ Ž ƌ ƚ Ƶ Ŷ ŝ ƚ Ǉ W ĂƐƐ Ğ Ŷ Ő Ğ ƌ s Ğ Ś ŝ Đ ů Ğ Ɛ ͗  ϲϬ й D  dƌƵĐŬ  ͬ  s  ƵƐ dD  ƌĞĂŬĚŽǁŶ ϭ ^ĐĂůĂďůĞ  DŽĚƵůĂƌ  ƌĐŚŝƚĞĐƚƵƌĞ  ^ƵƉƉŽƌƚƐ  ůů  DŝƐƐŝŽŶ^ƉĞĐŝĨŝĐ  sƐ  Ͳ >s  ͬ  s  ^ŚƵƚƚůĞ DŝĚ  DŝůĞ  ĞůŝǀĞƌǇ ZŽďŽ  dĂǆŝ  ͬ  Ws >ĂƐƚ  DŝůĞ  ĞůŝǀĞƌǇ ϯ ͘ ϭ ϰ ͘ ϰ ϲ ͘ ϰ ϵ ͘ ϯ ϭϯ ͘ ϭ ϭϱ ͘ ϯ ϭϵ ͘ ϭ Ϯϵ ͘ ϯ Ϯϰ͘ϯ ϯϰ ͘ ϳ ϮϬϮϭ   ϮϬϮϮ   ϮϬϮϯ   ϮϬϮϰ   ϮϬϮϱ   ϮϬϮϲ   ϮϬϮϳ   ϮϬϮϴ   ϮϬϮϵ   ϮϬϯϬ  dŽƚĂů  s  dD  ;hŶŝƚƐ  ŝŶ  DŝůůŝŽŶƐͿ ϭ

Robust Projected Revenue Growth 1 ϯϵ ĐƚŝǀĞ  WƌŽũĞĐƚƐ  ,ŝŐŚůŝŐŚƚƐ Ϭ͘ϯ Ϯ͘ϳ ϱ͘ϳ 10.4 2023 2024 ϮϬϮϱ ϮϬϮϲ ƵƚŽŶŽŵŽƵƐ  ĞůŝǀĞƌǇ  >ŝŐŚƚŽŵŵĞƌĐŝĂůsĞŚŝĐůĞƐ  ĞůŝǀĞƌǇ  sĂŶƐ  ĂŶĚ  dƌƵĐŬƐ DŝĚƵƚǇŽŵŵĞƌĐŝĂůsĞŚŝĐůĞƐ  DŽďŝůŝƚǇ  ĂƐ  Ă  ^ĞƌǀŝĐĞ  ;DĂĂ^Ϳ ‡ Ψ ϭϵ Ŷн  ƚŽƚĂů  ĐƵŵƵůĂƚŝǀĞ  ƌĞǀĞŶƵĞ  ďǇ  ϮϬϮϲ ϭ ʹ  DƵůƚŝƉůĞ  ƐŝŐŶĞĚ  ƐƚƌĂƚĞŐŝĐ  ĐŽůůĂďŽƌĂƚŝŽŶƐ  ƐƵƉƉŽƌƚ Ψ ϱ͘ϭ Ŷ  ŽĨ  ƚŽƚĂů  ƉƌŽũĞĐƚĞĚ  ĐƵŵƵůĂƚŝǀĞ  ƌĞǀĞŶƵĞ  ďǇ ϮϬϮϲ ͕  Žƌ  Ϯϳ й  ŽĨƚŽƚĂů  ƉƌŽũĞĐƚĞĚ  ƌĞǀĞŶƵĞƐ – $14.0Bn in Advanced Pipeline stage by 2026 • Partners include leaders in EV and autonomous driving across Automotive, Logistics, and Mobility / Tech Total Pipeline Revenue by Segments ($ in Billions) ^ĞŐŵĞŶƚ Strategic c o llab o rat i o n s A d v a n c e d Pipeline Total # of P r o grams Autonomous Delivery Ϯ 2 Light Commercial Vehicles 2 3 5 Delivery Vans and Trucks 1 3 4 Mid Duty Commercial Vehicles 1 ϭ Mobility - as - a - Service (MaaS) 2 2 4 Total 6 10 16 • Strategic collaborations : • Strategic collaboration agreement with Magna • Strategic development agreement with leading autonomous vehicles company in passengers and goods transport. • Co - operation and supply agreement with MaaS provider • MOU with global logistic company • MOU with commercial vehicle OEM • MOU with Mahindra E x e c u t i o n f o c us Confidential and Propriety Information (1) Actual revenues may differ materially from projections. As referenced above, the Company’s “strategic collaborations” consist of MOUs and collaboration agreements. They may be modified or cancelled pursuant to their terms. “Advanced Pipeline” Reflects initial discussions with potential customers and initial revenue assumptions based on such programs. “Total number of programs” reflect both strategic collaborations and advanced pipeline to which REE has devoted its teams or certain company resources.

S t r ong a n d D i v e r s e C us to m e r P i p e li n e 1 Confidential and Propriety Information 40 ^ƚƌĂƚĞŐŝĐ  ŽůůĂďŽƌĂƚŝŽŶƐ Ψ ϱ͘ϭ Ŷ  ͬ  Ϯϳ й Ě ǀĂ Ŷ Đ Ğ Ě  W ŝƉĞůŝŶĞ Ψ ϭϰ͘Ϭ Ŷ  ͬ ϳϯ й Total Pipeline Revenue by Stage ($ in Billions) 0.3 2.7 5.7 10.4 2023 ϮϬϮϰ ϮϬϮϱ 2026 Strategic Collaborations Advanced Pipeline Cumulative 2021E – 2026E Revenue By Stage Total: $19.1Bn Strategic Collaborations 260K / 35% Ě ǀĂ Ŷ Đ Ğ Ě  W ŝƉĞůŝŶĞ ϰϳϳ <  ͬ  ϲϱ й ƵŵƵůĂƚŝǀĞ  ϮϬϮϭ   ʹ  ϮϬϮϲ   hŶŝƚƐ  Ǉ  ^ƚĂŐĞ Total: 737K Units Autonomous Delivery 15% Light Commercial Vehicles 27% Delivery Vans and Trucks 29% Mid Duty Commercial Vehicles 18% Mobility as a Service (MaaS) 10% dŽƚĂů͗  Ψ ϭϵ͘ϭ Ŷ ƵŵƵůĂƚŝǀĞ  ϮϬϮϭ   ʹ  ϮϬϮϲ   ZĞǀĞŶƵĞ  ďǇ  ^ĞŐŵĞŶƚƐ (1) Actual revenues may differ materially from projections. As referenced above, the Company’s “strategic collaborations” consist of MOUs and collaboration agreements. They may be modified or cancelled pursuant to their terms. “Advanced Pipeline” Reflects initial discussions with potential customers and initial revenue assumptions based on such programs. “Total number of programs” reflect both strategic collaborations and advanced pipeline to which REE has devoted its teams or certain company resources.

Attractive Margin and Free Cash Flow Profile 41 - Reductions in material and labor / overhead as production volume increases - Leverage partner manufacturing capabilities (64) (124) (100) (137) ϮϬϮϭ ϮϬϮϮ 2023 2024 2025 2026 307 770 1 70 710 1,757 (2%) (0) 6% 20% 26% 31% 31% 3,247 2 0 21 2 0 22 2 0 23 2 0 24 2 0 25 2 0 26 (42) (96) (6) 275 904 1,693 (2%) 10% 16% 16% 2 0 21 2 0 22 2 0 23 2 0 24 2 0 25 2 0 26 Gross Profit ($ in Millions) EBITDA ($ in Millions) FCF ($ in Millions) 1 Gross Margin (%) E B IT D A Mar g i n ( %) - Core technology has been already developed, limiting ongoing R&D expenditures - Significant operating leverage from SG&A - REE only needs to assemble components at its Integration Centers, reducing CapEx requirements - Cash flow positive by 2025 (1) These projections are for illustrative purposes only and actual outcomes may differ materially. Metrics that are considered non - GAAP financial measures are presented on a non - GAAP basis without reconciliations of such forward - looking non - GAAP measures. For more information about non - GAAP financial measures, see slide 4. (2) FCF defined as EBITDA less Capex and Investment in Working Capital

Thank You 42

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC’s shareholders in connection with the proposed transaction. You can find more information about 10X SPAC’s directors and executive officers in 10X SPAC’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, and in the registration statement on Form F-4 relating to the business combination filed by REE on March 10, 2021.